VIA EDGAR

March 31, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance
Washington, D.C. 20549
Attention: Madeline Joy Mateo, Tonya K. Aldave, William Schroeder and Ben Phippen

Re:	Re: NewtekOne, Inc. Registration Statement on Form S-3 Filed January 27, 2023 (as amended by Amendment No. 1 filed on March 6, 2023) File No. 333-269452

Ladies and Gentlemen:

On behalf of NewtekOne, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 20, 2023, regarding the Company’s Registration Statement on Form S-3 (the “Registration Statement”) filed with the Commission on January 27, 2023 and Amendment No. 1 to the Registration Statement filed with the Commission on March 6, 2023 (“Amendment No. 1”). In connection with this letter, an amendment to the Form S-3 (“Amendment No. 2”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 2.

Pre-Effective Amendment No. 1 to Form S-3 filed March 6, 2023
General
1.We note your disclosure on page 5 that you plan to follow the NewtekOne SBA 7(a) loan business model prior to becoming a financial holding company, including “accumulating sufficient loans for investment and securitization” and transferring the loans to a special purpose vehicle, such as a trust. On page 7 under the Non-Conforming Conventional Commercial Loans subsection you also refer to commercial loan securitization and Class A Notes. Because your new business plan appears to involve acquiring, holding and selling securities, these activities may implicate obligations under the federal securities laws, including, but not limited to, any requirements to register as an investment company under the Investment Company Act of 1940. Please explain how you intend to conduct your operations in accordance with these requirements and what specific exclusion or exemption from being deemed an investment company you plan to rely on.
2.Response: The Company believes that its securitization activities are exempt from regulation under the Investment Company Act of 1940, as amended (the “1940 Act”), by Rule 3a-7 thereunder (“Rule 3a-7”). The Commission adopted Rule 3a-7 to “ensure that most structured financings, regardless of their underlying assets, can rely on the [Rule 3a-7] exclusion and engage in practices necessary to their operation.” Investment Company Act Rel. No. IC-19105, 57 FR 56248, 56249 (Nov. 19, 1992) (“Adopting Release”). Accordingly, Rule 3a-7 exempts from the definition of an “investment company” under Section 3(a) of the 1940 Act “any issuer who is engaged in the business of purchasing, or otherwise acquiring, and holding eligible assets (and in activities related or incidental thereto), and who does not issue redeemable securities . . . ” Rule 3a-7 defines an “eligible assets” as “financial assets, either fixed or revolving, that by their terms convert into cash within a finite time period plus any rights or other assets designed to assure servicing or timely distribution of proceeds to the security holders.” Rule 3a-7(b)(1). As a result,

“virtually all assets that can be securitized (i.e., which produce cash flows of the type that may be statistically analyzed by rating agencies and investors) will meet the definition of eligible asset” under the rule. Adopting Release at 56250. The term “eligible assets” also includes “credit and liquidity arrangements that support the payment of the securities and the underlying assets and ancillary or incidental assets which are necessary in the course of servicing the underlying assets or to assure the distribution of cash flow and/or proceeds to security holders.” Id. Finally, Rule 3a-7 also exempts activities that are related or incidental to securitization activities, which the Commission has interpreted as activities “that support or further, and therefore are secondary to the entity’s business of purchasing, otherwise acquiring, or holding eligible assets.” Citicorp Secs. Inc., SEC No-Action Letter (Aug. 4, 1995).
The securitization activities that historically have been undertaken by Newtek Small Business Finance, LLC (“NSBF”), and that currently are conducted by Newtek Conventional Lending, LLC (“NCL”), fall within the exclusion provided under 3a-7. As discussed in the Registration Statement, NSBF accumulates the unguaranteed portions of SBA 7(a) loans, transfers those loans to a trust, and the trust issues notes against the trust’s assets in private placements. Such securitization generally have been rated by nationally recognized statistical rating organizations. NCL engages in a similar process with respect to non-conforming conventional commercial business loans, and its securitizations likewise have been rated by nationally recognized statistical rating organizations.
The Company believes that its activities meet the requirements of Rule 3a-7, and, moreover, fall squarely within the activities that Rule 3a-7 was intended to exempt from the definition of an investment company. As a result, the Company does not believe that its securitization activities are subject to regulation under the 1940 Act.
Our Business, page 2
3.We note your response to our prior comment 1 and reissue in part. Please further revise this section to provide additional details about your business after becoming a financial holding company as follows:
•Disclose and explain the nature of any material dependence on revenue-generating activities, key products, services, product families, or customers in your business operations going forward;
Response: The Company notes the revisions on Pages 5 and 9 of Amendment No. 2.
•Significantly expand your disclosure on page 8 to describe your insurance business and include material risks related to this business line in the risk factors section;
Response: The Company notes the revisions on Page 8 of Amendment No.2 and additional risk factor disclosure on Page 21 of Amendment No. 2. In addition, the Company notes that Newtek Insurance Agency, LLC (“NIA”) is an insurance broker and not an insurance company. As such, NIA sells insurance policies written and underwritten by third-party insurance companies; NIA does not underwrite insurance policies and does not itself insure any risks.
•Disclose what business lines will not conduct operations through or in cooperation with Newtek Bank, so it is clear to investors what business lines the bank will not participate in; and
Response: The Company notes the revisions on Page 7 of Amendment No. 2.
•For each company or business line listed on pages 5 through 8, explain what percentage of your revenue is generated from this line of business and how the company generates revenue, detailing, for example, fees or commissions charts. If you believe, as you state in your response letter, that this information is not material to investors, please provide us with your detailed analysis.

The Company has included certain additional unaudited financial information on Page 9 of Amendment No. 2 which presents the revenue composition by business line, as requested by the Staff, for the year ended December 31, 2022
Regulation and Supervision
Limits on Activities and Approval Requirements, page 10
4.Please briefly explain your disclosure that electing to become a financial holding company allows you “to engage in a broader array of financial activities than bank holding companies.”
The referenced disclosure is intended to reflect the expanded set of activities that are permissible for financial holding companies pursuant to Section 4(k) of the Bank Holding Company Act. Subject to the satisfaction of certain conditions (and upon election, which the Company has made), financial holding companies (which like bank holding companies are regulated by the Federal Reserve Board) may engage in activities that are deemed to be “financial in nature or incidental to such financial activity” or “complementary to a financial activity and [do] not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally.” Such permissible activities include insurance underwriting, securities dealing and underwriting, financial and investment advisory services, merchant banking, issuing or selling securitized interests in bank-eligible assets, and generally engaging in non-banking activity which may be authorized by the Federal Reserve Board pursuant to its authority under the Bank Holding Company Act.
Risk Factors, page 16
5.Please add a separately captioned risk factor to discuss the recent events and causes of the volatility in the banking sector, and the extent to which these may be applicable to you. In addition, please discuss the recent decline in your stock price.
Response: The Company has included the following risk factor on Page 18 of Amendment No. 2.
Recent events in the banking sector may have an adverse effect on aspects of our results of operations and the price of our common stock
Recently, concerns have arisen with respect to the financial condition of a number of banking organizations in the United States, in particular those with exposure to certain types of depositors and large portfolios of investment securities. Silicon Valley Bank and Signature Bank were both placed into FDIC receivership resulting from significant and rapid deposit outflows and the Federal Reserve Board announced it will make available additional funding to eligible depository institutions to assist banking organizations with potential liquidity needs. While the Company’s business, balance sheet and depositor profile differs substantially from the banking institutions that are the focus of the greatest scrutiny, the operating environment and public trading prices of financial services sector can be highly correlated, in particular in times of stress, which has, and may continue to adversely affect the trading price of the Company’s common stock. In addition, there is uncertainty at the present time with respect to the effect that these events will have on the perceptions held by of individual and commercial depositors as to the safety of deposited funds at smaller banking institutions, which could affect the Bank’s ability to maintain its levels of deposit funding. The Company currently believes that its client base and business model differs from those of the banking organizations which are under the most scrutiny at the present time however no assurances can be given that the effects of recent events will not have an adverse effect on the Company’s consolidated results of operations and financial performance.

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 356-9500.

Very truly yours,

/s/ Barry Sloane
Barry Sloane
Chief Executive Officer, President and Chairman of the Board

cc:	Michael Schwartz, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary
Jared M. Fishman, Sullivan & Cromwell LLP